UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1 rue Hildegard Von Bingen

L-1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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ATENTO S.A.

Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2022

Contents:

The accompanying notes (Consolidated statements) are an integral part of the unaudited interim condensed consolidated financial statements.

2

Atento s.a. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

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ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2021 and June 30, 2022
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,	June 30,
ASSETS	Notes	2021	2022
		(audited)	(unaudited)
NON - CURRENT ASSETS

Property, plant and equipment	9	81,395	79,294
Goodwill	7	91,941	94,943
Right-of-use assets	10	142,705	125,446
Intangible assets	6	104,886	87,550
Non-current financial assets		70,604	62,955
Trade and other receivables	11	22,240	24,413
Other non-current financial assets		35,607	34,438
Derivative financial instruments	12	12,757	4,104
Other taxes recoverable		4,505	4,522
Deferred tax assets		110,102	122,435
TOTAL NON-CURRENT ASSETS		606,138	577,145

CURRENT ASSETS

Trade and other receivables		326,208	298,935
Trade and other receivables	11	295,309	275,244
Current income tax receivable		30,899	23,691
Derivative financial instruments	12	3,235	609
Other taxes recoverable		42,627	50,415
Other current financial assets		744	958
Cash and cash equivalents	11	128,824	102,909
TOTAL CURRENT ASSETS		501,638	453,826

TOTAL ASSETS		1,107,776	1,030,971

4

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2021 and June 30, 2022
(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,	June 30,
LIABILITIES	Notes	2021	2022
		(audited)	(unaudited)
CURRENT LIABILITIES

Debt with third parties	12	119,017	154,385
Derivative financial instruments	12	29,646	48,996
Trade and other payables		271,429	229,845
Trade payables		85,274	73,685
Income tax payables		8,872	4,152
Other taxes payables		88,606	96,762
Other non-trade payables		88,677	55,246
Provisions and contingencies	13	17,016	12,214
TOTAL CURRENT LIABILITIES		437,108	445,440

NON-CURRENT LIABILITIES

Debt with third parties	12	599,262	583,093
Derivative financial instruments	12	26,302	78,406
Provisions and contingencies	13	37,672	42,662
Non-trade payables		18,654	10,869
Other taxes payable		1,653	1,426
TOTAL NON-CURRENT LIABILITIES		683,543	716,456

TOTAL LIABILITIES		1,120,651	1,161,896

NET ASSETS		(12,875)	(130,925)

EQUITY

Share capital	10	49	50
Share premium		617,059	618,509
Treasury shares	10	(12,692)	(12,692)
Retained losses		(273,248)	(356,474)
Translation differences		(321,248)	(352,086)
Hedge accounting effects		(41,294)	(48,453)
Stock-based compensation		18,499	20,221
TOTAL EQUITY		(12,875)	(130,925)

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ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the three and six months ended June 30, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2021	2022	2021	2022
		(unaudited)		(unaudited)
Revenue		382,701	363,832	753,339	720,421
Other operating income		2,019	517	3,335	11,884
Operating expenses:
Supplies		(28,744)	(30,084)	(49,668)	(57,499)
Employee benefit expenses		(289,941)	(283,650)	(572,781)	(562,911)
Depreciation		(17,524)	(18,153)	(35,213)	(36,430)
Amortization		(10,939)	(13,276)	(23,734)	(25,220)
Changes in trade provisions		106	146	1,644	(23)
Other operating expenses		(15,396)	(22,280)	(46,071)	(48,413)
OPERATING (LOSS)/PROFIT		22,282	(2,948)	30,851	1,809

Finance income		6,545	2,787	9,561	4,334
Finance costs		(22,267)	(20,353)	(46,613)	(38,620)
Change in fair value of financial instruments		(10,792)	(8,536)	(24,545)	(68,690)
Net foreign exchange (loss)/gain		(1,498)	13,217	5,816	10,335
NET FINANCE EXPENSE		(28,012)	(12,885)	(55,781)	(92,641)
LOSS BEFORE INCOME TAX		(5,731)	(15,833)	(24,930)	(90,832)
Income tax benefit/(expense)	14	(9,018)	3,739	(9,997)	8,168
LOSS FOR THE PERIOD		(14,748)	(12,094)	(34,927)	(82,664)
LOSS ATTRIBUTABLE TO:
OWNERS OF THE PARENT		(14,748)	(12,094)	(34,927)	(82,664)
LOSS FOR THE PERIOD		(14,748)	(12,094)	(34,927)	(82,664)
LOSS PER SHARE:
Basic loss per share (in U.S. dollars)	15	(1.05)	(0.83)	(2.48)	(5.66)
Diluted loss per share (in U.S. dollars)	15	(1.05)	(0.83)	(2.48)	(5.66)

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ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the three and six months ended June 30, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)

	For the three months ended June 30,		For the six months ended June 30,
	2021	2022	2021	2022
	(unaudited)		(unaudited)
Loss for the period	(14,748)	(12,094)	(34,927)	(82,664)
Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods:
Net investment hedge	(34,137)	19,755	(32,445)	(16,957)
Exchange differences on translation of foreign operations	19,910	(16,624)	5,743	9,797
Translation differences	10,336	(47,186)	(16,358)	(35,226)
Other comprehensive income/(loss)	(3,891)	(44,055)	(43,060)	(42,386)
Total comprehensive income/(loss)	(18,639)	(56,149)	(77,987)	(125,050)
Total comprehensive income/(loss) attributable to:
Owners of the parent	(18,639)	(56,149)	(77,987)	(125,050)
Total comprehensive income/(loss)	(18,639)	(56,149)	(77,987)	(125,050)

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ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six months ended June 30, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Share premium	Treasury shares	Retained (losses)	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Total equity
Balance on January 1, 2021	49	613,619	(12,312)	(178,988)	(280,715)	(37,360)	15,383	119,676	119,676
Comprehensive income/(loss) for the year	-	-	-	(34,927)	(16,358)	(26,702)	-	(77,987)	(77,987)
Loss for the period	-	-	-	(34,927)	-	-	-	(34,927)	(34,927)
Other comprehensive income/(loss)	-	-	-	-	(16,358)	(26,702)	-	(43,060)	(43,060)
Stock-based compensation	-	-	-	-	-	-	3,268	3,268	3,268
Shares delivered	-	1,799	(334)	-	-	-	(1,465)	-	-
Acquisition of treasury shares	-	-	(819)	-	-	-	-	(819)	(819)
Monetary correction caused by hyperinflation	-	-	-	(1,036)	-	-	-	(1,036)	(1,036)
Balance on June 30, 2021	49	615,418	(13,465)	(214,951)	(297,073)	(64,062)	17,186	43,102	43,102

	Share capital	Share premium	Treasury shares	Retained (losses)	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Total equity
Balance on January 1, 2022	49	617,059	(12,692)	(273,248)	(321,248)	(41,293)	18,499	(12,875)	(12,875)
Comprehensive income/(loss) for the period	-	-	-	(82,664)	(35,226)	(7,160)	-	(125,050)	(125,050)
Loss for the year	-	-	-	(82,664)	-	-	-	(82,664)	(82,664)
Other comprehensive income/(loss)	-	-	-	-	(35,226)	(7,160)	-	(42,386)	(42,386)
Stock-based compensation	-	-	-	-	-	-	3,172	3,172	3,172
Shares delivered	-	1,450	-	-	-	-	(1,450)	-	-
Shares increase	1	-	-	-	-	-	-	1	1
Acquisition of treasury shares	-	-	-	-	-	-	-	-	-
Monetary correction caused by hyperinflation	-	-	-	3,826	-	-	-	3,826	3,826
Balance on June 30, 2022	50	618,509	(12,692)	(352,086)	(356,474)	(48,453)	20,221	(130,925)	(130,925)

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ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2021 and 2022
(In thousands of U.S. dollars, unless otherwise indicated)

	For the six months ended June 30,
	2021	2022
Operating activities
Profit/(loss) before income tax	(24,930)	(90,832)
Adjustments to reconcile profit/(loss) before tax to net cash flows:
Amortization and depreciation	58,947	61,650
Changes in trade provisions	(1,644)	23
Share-based payment expense	6,223	3,226
Change in provisions	14,725	15,729
Grants released to income	(433)	(11)
Losses on disposal of property, plant and equipment	4	587
Finance income	(9,561)	(4,334)
Finance costs	46,613	38,620
Net foreign exchange differences	(5,816)	(8,596)
Change in fair value of financial instruments	24,545	68,914
Changes in other (gains)/losses	(34)	1,305
	133,569	177,113
Changes in working capital:
Changes in trade and other receivables	(45,496)	5,997
Changes in trade and other payables	25,384	(67,728)
Other payables	(23,813)	9,444
	(43,925)	(52,287)

Interest paid	(31,701)	(29,383)
Interest received	7,767	412
Income tax paid	(12,190)	(9,318)
Other payments	(14,236)	(11,278)
	(50,360)	(49,567)
Net cash flows from operating activities	14,354	(15,573)
Investing activities
Payments for acquisition of intangible assets	(499)	(2,432)
Payments for acquisition of property, plant and equipment	(23,207)	(16,003)
Net cash flows used in investing activities	(23,706)	(18,435)
Financing activities
Proceeds from borrowings from third parties	501,767	147,007
Repayment of borrowings from third parties	(520,139)	(118,145)
Payments of lease liabilities	(24,142)	(26,814)
Payments of financial instruments	(1,805)	(1)
Acquisition of treasury shares	(819)	-
Net cash flows provided by/(used in) financing activities	(45,138)	2,047
Net (decrease)/increase in cash and cash equivalents	(54,490)	(31,961)
Effect of exchange rate changes on cash	(700)	6,046
Cash and cash equivalents at beginning of year	208,994	128,824
Cash and cash equivalents at end of year	153,804	102,909

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NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

1)	COMPANY ACTIVITY AND CORPORATE INFORMATION
(a)	Description of business

Atento S.A. (the “Company”) and its subsidiaries (jointly with the Company, “Atento Group”) is one of the largest worldwide providers in customer relationship management services and business process outsourcing (CRM / BPO), with a presence in 14 countries, especially in Latin America.

The corporate purpose of the Company and its subsidiaries, except for the intermediate holding companies, is to establish, manage and operate through multichannel platforms; to provide telemarketing, marketing and “call center” services to its clients.

The Company, directly and through its subsidiaries as applicable, may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes. Likewise, the Company and its subsidiaries, as may correspond, may act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of the Atento Group. The Company may secure funds, except for public offerings, through any kind of lending, or through the issuance of bonds, securities, or debt instruments in general.

(b) Corporate and other information

The Company was incorporated as public limited company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on March 5, 2014 for an unlimited period. The Company is registered with the Luxembourg Register of Commerce and Companies with number B 185.761 and has its current registered office in Luxembourg at 1, rue Hildegard Von Bingen, L-1282.

The principal shareholders with majority of interest of the Company are Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II Onshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP LUX SARL II (funds controlled by HPS Investment Partners, LLC) and Chesham Investment Pte Ltd. (fund controlled by GIC Asset Management Pte., LTD) and Taheebo Holdings LLC (fund controlled by Farallon Capital Management, LLC).

The Company’s ordinary shares are traded on NYSE under the symbol “ATTO”.

2)	BASIS OF PRESENTATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The interim condensed consolidated financial information for the three and six months ended June 30, 2022 has been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) prevailing on June 30, 2022. The unaudited interim condensed consolidated financial information was approved by the Board of Directors on July 28, 2022.

The information does not have all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2021. The interim condensed consolidated financial information has been prepared on a historical costs basis, except for Argentina that is adjusted for inflation as required by IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina, and derivative financial instruments and financial liability related to the option for acquisition of non-controlling interest, which have been measured at fair value. The interim condensed consolidated financial information is for the Atento Group.

The figures in this interim condensed consolidated financial information are expressed in thousands of U.S. dollars and all values are rounded to the nearest thousand, unless otherwise indicated. U.S. Dollar is the Atento Group’s presentation currency.

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3) ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim condensed consolidated financial information as of June 30, 2022 in relation to those presented in the annual financial statements for the year ended December 31, 2021.

a) Critical accounting estimates and assumptions

The preparation of interim condensed consolidated financial statements under IFRS as issued by the IASB requires the use of certain assumptions and estimates that affect the carrying amount of assets and liabilities within the next financial year.

Some of the accounting policies applied in preparing the accompanying interim condensed consolidated financial statements required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management’s evaluation considers the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could substantially differ from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, recognizing the effects of the changes in estimates in the related statements of operations.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities is as follows:

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, regulations, contracts, customary practice, or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, considering all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

The Company classifies the risk of loss in legal proceedings as probable, possible, or remote. If the Company has lawsuits whose values are not known or reasonably estimated, but the likelihood of loss is probable, these will not be recorded, but their nature will be disclosed as well the lawsuits classified as possible.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates.

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Fair value of derivatives

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in exchange rates. Derivatives are recognized at the inception of the contract at fair value.

The fair values of derivative financial instruments are calculated based on observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flow associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

b) Standards issued but not yet effective

There are no other standards that are not yet effective and that would be expected to have a material impact on the Atento Group in the current or future reporting periods and on foreseeable future transactions.

4) MANAGEMENT OF FINANCIAL RISK

4.1 Financial risk factors

The Atento Group’s activities are exposed to various types of financial risk: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The Atento Group’s global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group’s financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

This unaudited interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements and therefore they should be read in conjunction with the Atento Group’s consolidated financial statements as of and for the year ended December 31, 2021. For the six months ended June 30, 2022 there have not been changes in any risk management policies.

a) Market risk

Interest rate risk in respect of cash flow and fair value

Interest risk arises mainly as a result of changes in interest rates which affect finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates.

Atento Group’s finance costs are exposed to fluctuations in interest rates. On June 30, 2022, 6,4% of financial debt with third parties (not including derivative financial instrument) bore interests at variable rates, while on December 31, 2021 this amount was 4.4%. In both December 31, 2021 and June 30, 2022, the exposure was to the Brazilian CDI rate and the TJLP (Brazilian Long-Term Interest Rate).

We also have exposure to the Brazilian CDI rate on some of our cross-currency swaps entered after the Senior Secured Notes refinancing in February 2021. In such instruments, we exchange a fixed amount of U.S. dollars for a variable amount of Brazilian Reais, which is determined as a percentage of CDI (the Brazilian Interbank Market Rate).

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Foreign currency risk

Our foreign currency risk arises from local currency revenues, receivables, and payables, while the U.S. dollar is our functional and reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

The main source of our foreign currency risk is related to our operations in foreign countries with functional currencies different than U.S Dollars. To reduce the foreign currency risk in our operations in Spain, Peru and Brazil, we entered into cross-currency swaps pursuant to which we exchange a fixed amount of U.S. dollars for a fixed amount of Euro and Peruvian Soles (fixed-fixed rate cross-currency swaps), and a fixed amount of U.S. dollars for a variable amount of Brazilian Reais (fixed-floating rate cross-currency swaps).

The total amount of interest (coupon) payments is covered until the final maturity date (February 2026) of the Senior Secured Notes due 2026. The cross-currency swaps in place also include Principal Exchange in the same currency pairs mentioned above, which mature in February 2024. The referred cross-currency swaps are the only derivative transactions we have in place in Atento Group.

As of June 30, 2022, the estimated fair value of the cross-currency swaps totaled a net liability of 122,690 thousand U.S. dollars (net liability of 39,957 thousand U.S. dollars as of December 31, 2021).

b) Credit risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts (see Note 13). Accordingly, the Atento Group’s commercial credit risk management approach is based on continuous monitoring of the risks assumed and the financial resources necessary to manage the Group’s various units, in order to optimize the risk-reward relationship in the development and implementation of business plans in the course of their regular business.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by our Corporate Treasury policy based on the conditions prevailing in the markets and the countries where Atento operates. The Corporate Treasury policy establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt ratings) ; (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets. The Atento Group holds no guarantees as collection insurance.

c) Liquidity risk

For June 2022, Company has presented in its interim condensed consolidated Financial Statement a negative shareholders’ equity. Since our last extensive analysis performed on December 31, 2021 Company is monitoring monthly the events and transactions that direct impact on equity accounts. On June 30, 2022 there was an impact on equity due to derivative transactions that are a non-cash events so when their effects are excluded, operating profit is generated.

From cash and cash equivalents perspective, Company has presented a positive operational cash flow and free cash flow with an increase in cash and cash equivalents final position of five million U.S. dollars from March 31, 2022 until June 30, 2022.

From financial commitments perspective, Company has presented a decrease in the debt with third parties through payments and no new significant debts. Additionally, Company maintained the same credit facility limit with financial institution and presented a decrease in the drawn revolving credit facility from March 31, 2022 until June 30, 2022 that complies with company strategy to match its debt maturity.

From working capital perspective, Company usually has a tight working capital on June 30, 2022 due to the payment of the full of the Bond and Swap to be paid twice a year (August and February). Company cash and cash equivalents position is sufficient to comply with these commitments. Despite this effect, the Company has a reasonable working capital to continue operation on a monthly basis.

The directors have, at the time of approving the financial statements, a reasonable expectation that the Group have adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements. The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flows to meet the payments of financial commitments. In practice, this has meant that the Atento Group’s average debt maturity must be long enough to support business operation normal conditions.

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4.2 Capital Management

The Atento Group’s Finance Department, which is responsible for capital management, takes various factors into consideration when determining the Group’s capital structure. Atento Group’s capital management goal is to determine the financial resources necessary both to continue its recurring activities, as a going concern, and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level to maintain a medium-term borrowing structure, in order to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecasted future cash flows and with quantitative restrictions imposed under financing contracts. In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

The Super Senior Revolving Credit Facility, carries no financial covenant obligations regarding debt levels. However, the notes do impose limitations on dividend distributions, payments or distributions to the shareholders, the incurrence of additional debt, and on investments and disposal of assets. As of the date of these interim condensed consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

As of the date of these interim condensed consolidated financial information, the Atento Group complies with all restrictions established in the aforementioned financing contracts and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

4.2 Fair value estimation

a)	Level 1: The fair value of financial instruments traded on active markets is based on the quoted market price at the reporting date.
b)	Level 2: The fair value of financial instruments not traded in active market (i.e., OTC derivatives) is determined using valuation techniques. Valuation techniques maximize the use of available observable market data, and place as little reliance as possible on specific company estimates. If all of the significant inputs required to calculate the fair value of financial instrument are observable, the instrument is classified in Level 2. Atento Group’s Level 2 financial instruments comprise interest rate swaps used to hedge floating rate loans and cross currency swaps.
c)	Level 3: If one or more significant inputs are not based on observable market data, the instrument is classified in Level 3.

Atento Group’s assets and liabilities measured at fair value as of December 31, 2021 and June 30, 2022 are classified as Level 2. No transfers were carried out between the different levels during the period.

5) SEGMENT INFORMATION

The Atento Group uses EBITDA to track the performance of its segments and to establish operating and strategic targets. Management believes that EBITDA provides an important measure of the segment’s operating performance to evaluate and compare the segments’ operating results from period to period. EBITDA is defined as profit/(loss) for the period before net finance expense (which includes finance income, finance costs, change in fair value of financial instruments and net foreign exchange losses), income taxes and depreciation and amortization.

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The following tables present financial information for the Atento Group’s operating segments for the period six months ended June 30, 2021 and 2022 (in thousand U.S. dollars):

	Six months period ended June 30, 2021 (Thousands of U.S. dollars)
	EMEA	Americas	Brazil	Other and eliminations	Total Group

Revenue
Sales to other companies	67,746	215,531	224,746	-	508,023
Sales to Telefónica Group	64,983	100,674	79,659	-	245,316
Sales to other group companies (*)	-	2,185	512	(2,697)	-
Total Revenue	132,729	318,390	304,917	(2,697)	753,339

Income/(Expenses)
Supplies	(18,268)	(6,182)	(27,272)	2,054	(49,668)
Employee benefit expenses	(95,420)	(248,613)	(226,258)	(2,490)	(572,781)
Other operating income and expense	(5,740)	(34,286)	(9,997)	8,931	(41,092)
EBITDA	13,301	29,309	41,390	5,798	89,798
Net finance expense					(55,781)
Depreciation and amortization					(58,947)
Profit/(loss) before income tax					(24,930)

(*) Includes allocated revenue among operating segments and holding elimination

	Six months period ended June 30, 2021 (Thousands of U.S. dollars)
	EMEA	Americas	Brazil	Other and eliminations	Total Group

Revenue
Sales to other companies	62,419	204,686	224,734	-	491,839
Sales to Telefónica Group	61,333	89,900	77,349	-	228,582
Sales to other group companies (*)	5	1,804	540	(2,349)	-
Total Revenue	123,757	296,390	302,623	(2,349)	720,421

Income/(Expenses)
Supplies	(21,189)	(8,361)	(27,947)	(2)	(57,499)
Employee benefit expenses	(89,449)	(241,413)	(230,316)	(1,733)	(562,911)
Other operating income and expense	(6,369)	(29,581)	(7,697)	7,094	(36,553)
EBITDA	6,750	17,035	36,663	3,010	63,458
Net finance expense					(92,640)
Depreciation and amortization					(61,650)
Profit/(loss) before income tax					(90,832)

(*) Includes allocated revenue among operating segments and holding elimination

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6) INTANGIBLE ASSETS

The main changes in intangible assets between the six-month period ended June 30, 2022 and the year ended the December 31, 2021 are related to amortization and the positive impact of exchange variance mainly in Brazil. There has not been any significant acquisition or disposal of intangible assets for the six-month period ended June 30, 2022.

7)       GOODWILL

The main changes in goodwill between the six-month period ended June 30, 2022 and the year ended the December 31, 2021 are related to positive impact of exchange variance mainly in Brazil. There has not been any acquisition or disposal of entities or any transaction that could arise a goodwill for the six-month period ended June 30, 2022.

8) PROPERTY, PLANT AND EQUIPMENT (PP&E)

The main changes in intangible assets between the six-month period ended June 30, 2022 and the year ended the December 31, 2021 are related to amortization and the positive impact of exchange variance mainly in Brazil. There has not been any significant acquisition or disposal of property, plant and equipment for the six-month period ended June 30, 2022.

9) LEASES

The main changes in lease between the six-month period ended June 30, 2022 and the year ended the December 31, 2021 are related to amortization and the positive impact of exchange variance mainly in Brazil. There has not been any significant acquisition or disposal of lease for the six-month period ended June 30, 2022.

10) EQUITY

Share capital

On July 28, 2020, an extraordinary shareholder’s meeting approved a reverse share split of 75,406,357 ordinary shares without nominal value, representing the entire share capital of the Company, into 15,000,000 ordinary shares without nominal value using a ratio of 5.027090466672970, and subsequently amended article 5 of the articles of association of the Company.

On January 14, 2022, the Board approved the increase of the Company´s share capital within its authorized share capital by an amount of one thousand twenty-three Euros and thirteen cents (EUR 1,023.13) through the issuance of four hundred fifty-one thousand six hundred sixty-seven (451,667) new shares without nominal value each having an implied par value of EUR 0.002265256, to be paid out of distributable reserves of the Company. The purpose of that share capital increase was to deliver shares to the Atento Group employees under Atento’s Omnibus Plan.

As of June 30, 2022, the Company’s share capital was set as €35,001.98 equivalent to U.S. dollars 50 thousand (€33,979 as of December 31, 2021 equivalent to U.S. dollars 49), represented by 15,451,667 shares (15,000,000 shares on December 31, 2021).

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse, or repurchase shares. In 2022, the Company vested the total of 451,667 TRSUs with a total impact in share premium of 1,450 thousand of U.S. dollars.

Treasury shares

For June 30, 2022, Atento S.A. held a total of 951,957 own shares

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Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

On June 30, 2022, no additional legal reserve had been allocated, mainly due to the losses incurred by Atento S.A.

Hedge accounting effects

On January 1, 2019 Atento formalized at a meeting of the “Board of Directors”, which took place on December 20, 2018, its intention to renew the loan agreement between Atento Luxco 1 and Atento Brasil on its maturities per indefinite time and designate it as permanent equity, as the repayment is neither planned nor likely to occur in the foreseeable future. Therefore, changes in fair value related to the USD-BRL exchange rate is recorded in equity as part of other comprehensive income.

At the same time, on January 1, 2019, the Cross-Currency Swap USD BRL was designated as a net investment hedge. Prior to the date of designation of the Cross-Currency Swap, this hedging instrument was electively not designated as a hedge accounting because the change in fair value was intended to partially offset changes in the USD-BRL foreign currency component of the BRL denominated intercompany debt, which were recorded in earnings. Therefore, changes in fair value related to the USD-BRL Cross-Currency Swap are recorded in equity as part of other comprehensive income.

Also, on January 1, 2020 the Company assigned the loan agreement between Atento Luxco 1 and Atento Mexico Holdco as permanent in equity, with its maturities to be renewed per indefinite time, since the repayment is neither planned nor likely to occur in the foreseeable future. Therefore, changes in fair value related to the USD-MXN exchange rate are now recorded in equity as part of other comprehensive income.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as hedges of the foreign currency exposure of a net investment in a foreign operation are considered net investment hedges. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply, or the Company elects not to apply hedge accounting.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars).

Stock-based compensation

a) Description of share-based payment arrangements

The 2019 Plan

On June 3, 2019, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

1.   Time Restricted Stock Units (“RSU”) (equity settled)

•  Grant date: June 3, 2019

•  Amount: 2,560,666 RSUs

•  Vesting period: 100% of the RSUs vested on January 3, 2022

•  There are no other vesting conditions

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The 2020 Plan – Stock Option

On August 3, 2020, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment is composed by Stock Options with the following arrangements:

1.	Stock Options (“SOP”)

• Grant date: August 3, 2020

• Amount: 1,524,065 SOPs

• Vesting period: 1/3 each year (August 3, 2021, August 3, 2022 and August 3, 2023)

• Expiration date: 4.5 years since the grant date or on February 3, 2025

• There are no other vesting conditions

On August 3, 2020, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. This payment is composed by a Long-Term Performance Award with the following arrangements:

2.	Long-Term Performance Award

• Grant date: August 3, 2020

• Amount: USD 4,305,100

• *Matching shares Amount: USD 2,152,550

• Vesting conditions: linked to the degree of achievement of the objective – 3-year average EBITDA margin (external view / as reported) on August 3, 2023 and the possibility to opt to receive part of this incentive in shares – at least 50% (*with a 3-year holding restriction condition until August 2026 to be eligible to receive the additional matching shares)

• There are no other vesting conditions

The 2020 Plan – Extraordinary SOP

On August 3, 2020, Atento granted a new share-based payment arrangement to directors as an Extraordinary Grant for a total in a one-time award with a three-year vesting period.

1.	Stock Options (“SOP”)

• Grant date: August 3, 2020

• Amount: 195,000 SOPs

• Vesting period: 100% of the SOPs vests on August 3, 2023

• There are no other vesting conditions

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The 2021 Special Grant

On January 29, 2021, Atento granted a new share-based payment arrangement to Board directors for a total in a one-time award with a two-year performance conditions vesting period.

1.	Stock Options (“SOP”)

• Grant date: January 29, 2021

• Amount: 121,802 SOPs

• Vesting period:100% of the SOPs will vests on 2023 (50% subject to 2021 EBITDA’s achievement targets and 50% subject to 2022 EBITDA´s achievement targets)

• There are no other vesting conditions

Board Grant 2021

On February 24, 2021, Atento granted a new share-based payment to to Board directors a total in a one-time award with a one-year vesting period.

1.	Time Restricted Stock Units (“RSU”) (equity settled)

• Grant date: February 24, 2021

• Amount: 51,803 RSUs

• Vesting period: 100% of the RSUs vested on January 3, 2022

• There are no other vesting conditions

As of June 9, 2021, was issued a complementary grant of 3,204 new RSUs, linked to a new appointment in the Board

The 2021 Plan – Stock Option

On February 24, 2021, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment is composed by Stock Options with the following arrangements:

3.	Stock Options (“SOP”)

• Grant date: February 24, 2021

• Amount: 621,974 SOPs

• Vesting period: 1/3 each year (February 24, 2022, February 24, 2023 and February 26, 2024)

• Expiration date: 4.5 years since the grant date or on August 25, 2025

• There are no other vesting conditions

As of September 1, 2021, was issued a new grant of 17,343 SOPs to a new Board member.

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On February 24, 2021, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. This payment is composed by a Long-Term Performance Award with the following arrangements:

4.	Long-Term Performance Award

• Grant date: February 24, 2021

• Amount: USD 5,409,837

• *Matching shares Amount: USD 2,704,919

• Expiration date: 4.5 years since the grant date or on August 25, 2025

• There are no other vesting conditions

As of September 1, 2021, was issued a new amount of USD 137,504 to a new Board member.

The 2021 Plan – Board and Extraordinary

On November 3, 2021, Atento granted a new share-based payment to directors, officers and other employees for the Company and its subsidiaries. The share-based payment had the following arrangements:

1.	Stock Options (“SOP”)

• Grant date: November 23, 2021

• Amount: 40,000 SOPs

• Vesting period: 100% of the SOPs vest on November 3, 2024

• There are no other vesting conditions

Board Grant 2022

On February 03, 2022, Atento granted a new share-based payment to to Board directors a total in a one-time award with a one-year vesting period.

1.	Time Restricted Stock Units (“RSU”) (equity settled)

• Grant date: February 03, 2022

• Amount: 26,708 RSUs

• Vesting period: 100% of the RSUs vested on January 2, 2023

• There are no other vesting conditions

b) Measurement of fair value

The fair value of the RSUs, for all arrangements, has been measured using the Black-Scholes model. For all arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently.

The fair value of cash-settled share-based payment transactions is measured using the same principles as for measuring equity-settled transactions. The fair value of the liability for cash-settled transactions is re-measured at each reporting date and at the date of settlement. Any changes in fair value are recognized in profit or loss for the period.

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c) Outstanding RSUs

Shared-Based Payment	Shares Outstanding
The 2020 Plan – Stock Options	1,219,583	SOP
The 2020 Plan – Performance Award (Potential Matching Shares)	1,797,550	SOP
The 2020 Plan – Extraordinary SOP	195,000	SOP
The 2021 Special Grant	60,901	PRSU
The 2021 Plan – Stock Options	376,239	SOP
The 2021 Plan – Performance Award (Potential Matching Shares)	2,362,771	SOP
The 2021 Plan – Board and Extraordinary	40,000	SOP
The 2022 Plan – Board Grant	24,337	RSU
Total	6,076,381

d) Impacts in Profit or Loss

For the six months ended June 30, 2022, a total of 3,313 thousand U.S. dollars related to stock-based compensation and the related social charges were recorded as employee benefit expenses.

11) FINANCIAL ASSETS

As of December 31, 2021 and June 30, 2022, all the financial assets of the Company are classified as amortized cost except for the derivative financial instruments that are classified as financial assets at fair value.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

The breakdown of “Trade and other receivables” as of December 31, 2021 and June 30, 2022 is as follows:

	Thousands of U.S. dollars
	December 31, 2021	June 30, 2022
Non-current trade receivables	3,466	485
Other non-financial assets (*)	16,336	21,053
Non-current Prepayments	2,438	2,875
Total non-current	22,240	24,413
Current trade receivables billed	134,652	91,560
Current trade receivables unbilled	148,055	158,388
Other receivables	756	6,959
Prepayments	7,275	8,115
Personnel	4,571	10,222
Total current	295,309	275,244
Total	317,549	299,657
(*) "Other non-financial assets" as of December 31, 2021 and June 30, 2022 primarily comprise tax credits with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil S.A.

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For the purpose of the interim condensed consolidated financial statements of cash flows, cash and cash equivalents are comprised of the following:

	Thousands of U.S. dollars
	December 31, 2021	June 30, 2022
Cash at bank and in hand	93,464	75,104
Short-term financial investments	35,360	27,805
Total	128,824	102,909

“Short-term financial investments” comprises short-term fixed income securities in Brazil, which mature in less than 90 days from acquisition date and can be converted into cash immediately and accrue interest pegged to the CDI.

12) FINANCIAL LIABILITIES

As of December 31, 2021 and June 30, 2022, all the financial liabilities of the Company are classified as other financial liabilities at amortized cost, except for the derivative financial instruments that are classified as financial liability at fair value.

Details of debt with third parties as of December 31, 2021 and June 30, 2022 are as follows:

	Thousands of U.S. dollars
	December 31, 2021	June 30, 2022
Senior Secured Notes	488,389	488,906
Bank borrowing	358	-
Lease liabilities	110,515	94,187
Total non-current	599,262	583,093
Senior Secured Notes	15,556	15,556
Super Senior Credit Facility	25,027	43,695
Bank borrowing	33,117	48,526
Others	-	1,288
Lease liabilities	45,317	45,320
Total current	119,017	154,385
TOTAL DEBT WITH THIRD PARTIES	718,279	737,478

Details of the Senior Secured Notes at each reporting date are as follows:

		Thousands of U.S. dollars
		December 31, 2021			June 30, 2022
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2022	U.S. dollar	488,389	15,556	503,945	488,906	15,556	504,462

The fair value hierarchy of the Senior Secured Notes is Level 1 as the fair value is based on the quoted market price at the reporting date.

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The fair value of the 8.00% Senior Secured Notes due 2026, calculated on the basis of their quoted price on June 30, 2022, is $362,772 ($536,818 million on December 31, 2021).

Bank borrowings

The follow table presents the main transaction relates to bank borrowings:

Description	Currency	Signed Date	Maturity	Interest rate	As of June 30, 2022 (USD)
BNDES	BRL	September 2026	October 2022	TJLP + 2%	105
Banco de America Central	USD	October 2017	October 2022	8,0%	500
Banco ABC Brasil	BRL	February 2022	February 2023	DI+3,1%	10,033
Banco de Lage	BRL	June 2020	June 2023	9,0%	764
Banco ABC Brasil	BRL	June 2022	June 2023	DI+2,5%	6,737
Banco do Brasil	BRL	August 2021	August 2022	DI+2,65%	5,996
Banco Safra	BRL	June 2022	July 2022	DI+1,2%	13,078
Banco Bradesco	BRL	November 2021	November 2022	DI+2,3%	11,313
				Total Debt	48,526

Details of derivative financial instruments as of December 31, 2021 and June 30, 2022 are as follows:

	Thousands of U.S. dollars
	December 31, 2021		June 30, 2022
	Assets	Liabilities	Assets	Liabilities
Cross currency swaps	15,992	(55,948)	4,712	(127,402)
Total	15,992	(55,948)	4,712	(127,402)

Current portion	3,235	(29,646)	4,104	(48,996)
Non-current portion	12,757	(26,302)	608	(78,406)

The Company is hedging the risk of changes in the USD equivalent value of a portion of its net investment in its consolidated Subsidiaries attributable to changes in the USD-subsidiary currency between the designation date and maturity date of the Hedging Instrument.

On June 30, 2022 details of cross-currency swaps that do not qualify for hedge accounting and net investment hedges were as follows:

Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI	Statements of operations - Change in fair value

Nomura International plc	Feb-26	USD	BRL	326,450	90	(21,301)	3,048	5,572	2,838
Morgan Stanley	Feb-26	USD	BRL	651,350	180	(29,234)	-	-	1,164
Morgan Stanley	Feb-26	USD	PEN	277,050	4,104	(720)	(2,555)	1,337	(638)
Goldman Sachs International	Feb-26	USD	BRL	1,301,000	338	(76,147)	10,251	12,845	5,231

Total Active					4,712	(127,402)	10,744	(19,754)	8,595
Effect on OCI of derivatives terminated in 2022*					-	-	(3,585)	-	-
Effect on OCI of derivatives terminated prior to 1 January					-	-	(10,045)	-	-

Total					4,712	(127,402)	(2,886)	(19,754)	8,595

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On January 04, 2022, Atento Luxco 1 S.A. unwound the 80.0 million U.S dollars principal exchange in the USD/BRL cross-currency swap entered with Morgan Stanley on February 26, 2021. The resulting cross-currency swap with Morgan Stanley is now coupon-only and the BRL pay leg rate was reduced from 182.0% to 142.25% of the CDI (Brazilian Interbank Market Rate).

On March 23, 2022, Atento Luxco 1 S.A. unwound the full EUR/USD cross-currency swap entered with Nomura on February 25, 2021. The resulting fair value of 4,130 thousand U.S. dollars was credited on March 25, 2022.

Summary of outstanding derivatives as of June 30, 2022 are as follows:

Counterparty	Product	Receive/Pay Currency	Coupon * Notional Receive	Coupon Notional Pay	Receive Rate	Pay Rate	USD Principal Exchange (Feb. 2024)
Goldman Sachs	Cross Currency Swap	USD /USD	200,000,000	200,000,000	8.00%	6M Libor + 6.96%	150,000,000
		USD /BRL	200,000,000	1,101,000,000	6M Libor + 6.93%	175.91% of CDI
Morgan Stanley	Cross Currency Swap	USD /USD	100,000,000	100,000,000	8.00%	6M Libor + 6.90%	-
		USD /BRL	100,000,000	551,350,000	6M Libor + 6.90%	142.25% of CDI
Nomura	Cross Currency Swap	USD /USD	50,000,000	50,000,000	8.00%	6M Libor + 6.90%	50,000,000
		USD/BRL	50,000,000	276,450,000	6M Libor + 6.90%	188.80% of CDI
Morgan Stanley	Cross Currency Swap	USD/PEN	75,000,000	277,050,00	8,00%	9,40%	70,000,000

13) PROVISIONS AND CONTINGENCIES

Atento is involved in legal proceedings, litigation and claims incidental to the conduct of our business, the outcome of which is inherently uncertain. Labor-related litigation account for the vast majority of our active judicial caseload (with respect to the total number of outstanding proceedings), due to the operational cycle of our business, given that agreements with our clients have a direct impact on our workforce. This implies both individual and collective employment disputes within normal course of business, including claims for dismissals or claims concerning other employment conditions (i.e., daily and general work routines, overtime rules). In addition, we are regularly party to ongoing disputes with local social security authorities in the jurisdictions in which we operate.

The main changes in provisions and contingencies between the six-month period ended June 30, 2022 and the year ended the December 31, 2021 are related to provisions relating to employee claims mainly in Brazil.

Notwithstanding the above, as of June 30, 2022, our main outstanding proceedings are of a tax nature in Brazil and are summarized below:

In March 2018, Atento Brasil S.A. an indirect subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for the period from 2013 to 2015. Tax authorities has challenged the disallowance of the expenses related to goodwill tax amortization, the deductibility of certain financing costs originated by the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the Withholding Income Tax for the period of 2012 related to payments made to certain of our former shareholders.

The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was 350,542 thousand Brazilian Reais (approximately 69,386 thousand U.S. dollars considering the current currency exchange rate) and was assessed by the Company’s outside legal counsel as possible loss to the merit discussion. Since we disagree with the proposed tax assessment, we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. On September 26th, 2018 the Federal Tax Office issued a decision accepting the application of the statute of limitation on the withholding tax discussion. We and the Public Attorney appealed to the Administrative Tribunal (CARF). On February 11th, 2020 CARF issued a partially favourable decision to Atento, confirming the application of the statute of limitation on the withholding tax

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discussion and reducing the penalty imposed. On September 18, 2020 the decision issued by CARF regarding the Withholding Income Tax became final (the Public Attorney filed a Special Appeal challenging the penalty reduction and Atento Brasil filed a Special Appeal challenging the goodwill and the financing costs discussion. Both Appeals were not judged yet). Thus, the tax at stake was reduced from 350,542 thousand Brazilian Reais to 230,771 thousand Brazilian Reais (approximately 45,679 thousand U.S. dollars considering the current currency exchange rate). Based on our interpretation of the relevant law and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.

Afterward the issuance of the tax notice in March 2018, the Brazilian tax administration started a procedure to audit the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of Atento Brasil S.A. for the period from 2016 to 2017. This tax audit was concluded on July 10th, 2020 with the notification of a tax assessment that rejected the deductibility of the above-mentioned financing expenses and the deductibility of the tax amortization of goodwill.

The total tax assessment notified by the Brazilian Federal Revenue Service, not including interest and penalties, was 101,604 thousand Brazilian Reais (approximately 20,111 thousand U.S. dollars considering the current currency exchange rate). We disagree with the proposed tax assessment and we are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies.

14) INCOME TAX

The breakdown of the Atento Group’s income tax expense for the three and six months ended June 30, 2021 and 2022 are as follows:

	Thousands of U.S. dollars
	For the three months ended June 30,		For the six months ended June 30,
	2021	2022	2021	2022
	(unaudited)		(unaudited)
Current tax expense	(8,440)	(973)	(13,011)	(4,232)
Deferred tax	272	3,819	4,144	11,598
Tax adjustments over previous years	(850)	893	(1,130)	802
Total income tax benefit/(expense)	(9,018)	3,739	(9,997)	8,168

For the three months ended June 30, 2022, Atento Group’s interim condensed consolidated financial information presented a loss before income tax in the amount of loss of (15,833) thousand U.S. dollars and an income tax benefit of 3,739 thousand U.S. dollars compared to a loss before income tax in the amount of (5,730) thousand U.S. dollars and an income tax expense of 9,018 thousand U.S. dollars for the three months ended June 30, 2021.

For the six months ended June 30, 2022, Atento Group’s interim condensed consolidated financial information presented a loss before income tax in the amount of loss of (90,832) thousand U.S. dollars and an income tax benefit of 8,168 thousand U.S. dollars compared to a loss before income tax in the amount of (24,930) thousand U.S. dollars and an income tax expense of 9,997 thousand U.S. dollars for the six months ended June 30, 2021.

IFRIC 23 Uncertainty over Income Tax Treatment

Atento reviewed the tax treatment under the terms of IFRIC 23 in all subsidiaries and as at the reporting date, the group did not identify any material impact on the financial statements.

Atento implemented a process to periodically review the income tax treatments are consistent under IFRIC 23 requirements across the Atento Group.

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15) EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during for the three and six months ended June 30, 2021 and 2021 are as below:

	For the three months ended June 30,		For the six months ended June 30,
	2021	2022	2021	2022
	(unaudited)		(unaudited)
Result attributable to equity owners of the Company
Atento’s loss attributable to equity owners of the parent (in thousands of U.S. dollars)	(14,748)	(12,094)	(24,927)	(82,664)
Weighted average number of ordinary shares (1)	14,066,921	14,600,858	14,083,986	14,600,858
Basic loss per share (in U.S. dollars)	(1.05)	(0.83)	(2.48)	(5.66)

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The losses in the periods presented are anti-dilutive.

	For the three months ended June 30,		For the six months ended June 30,
	2021	2022	2021	2022
	(unaudited)		(unaudited)
Result attributable to equity owners of the Company
Atento’s loss attributable to equity owners of the parent (in thousands of U.S. dollars)	(14,748)	(12,094)	(24,927)	(82,664)
Adjusted weighted average number of ordinary shares (1)	14,066,921	14,600,858	14,083,986	14,600,858
Diluted earnings/(loss) per share (in U.S. dollars)	(1.05)	(0.83)	(2.48)	(5.66)

(1) For the six months ended June 30, 2021 and 2022, potential ordinary shares of 11,145,548 and 6,052,044 respectively, relating to the stock option plan were excluded from the calculation of diluted loss per share as the losses in the period are anti-dilutive.

16) RELATED PARTIES

Directors

The directors of the Company as of March 31, 2022 were John Madden, Roberto Rittes, David Garner, Antenor Camargo, Bill Payne, Antonio Viana-Baptista and Carlos López-Abadía.

On May 24, 2022, the Board of Directors of Atento, SA (the “Board”), elected Mr. Anil Bhalla by cooptation to serve as a Class I Director to replace Mr. Garner as Director of Atento. In addition, Mr. Akshay Shah was appointed as Class I Director in the Company’s Annual Shareholders’ Meeting held in June 29, 2022. Mr. Bhalla’s appointment by cooptation was also ratified in such Annual Shareholders’ Meeting. Mr. Antonio Viana-Baptista resigned as director on June 30, 2022.

Therefore, as of the date of submission of this 6-k Form, the directors of the Company are John Madden, Roberto Rittes, Antenor Camargo, Bill Payne, Carlos López-Abadía, Anil Bhalla and Akshay Shah.

On June 30, 2022, some members of Board of Directors have the right to the stock-based compensation as described in Note 10.

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Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

The following table shows the total remuneration paid to the Atento Group’s key management personnel in the six months ended June 30, 2021 and 2022:

	For the six months ended June 30,
	2021	2022
	(unaudited)
Total remuneration paid to key management personnel	3,053	2,327

17) SUBSEQUENT EVENTS

On July 27, 2022, Atento Luxco 1 S.A. unwound the full PEN/USD cross-currency swap entered with Morgan Stanley on March 10, 2021. The procedures were used to decrease the % CDI with Morgan Stanley BRL swap. The floating leg reduced from 142.25% to 133,45% CDI (Brazilian Interbank Market Rate).

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PART II – OTHER INFORMATION

LEGAL PROCEEDINGS

See Note 13 to the unaudited interim condensed consolidated financial information.

RISK FACTORS

There were no material changes to the risk factors described in section “Risk Factors” in our Annual Form 20-F, for the year ended December 31, 2021.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: August 11, 2022
By: /s/ Carlos López-Abadía Name: Carlos López-Abadía Title: Chief Executive Officer By: /s/ Sergio Ricardo Ribeiro Passos Name: Sergio Ricardo Ribeiro Passos Title: Chief Financial Officer